Rydex Variable Trust
702 King Farm Boulevard, Suite 200
Rockville, MD 20850

April 29, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Rydex Variable Trust (File Nos. 333-57017 and 811-08821)
Request for Withdrawal of 485(b) Filing

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), Rydex Variable Trust (the “Registrant”) hereby respectfully requests the withdrawal of the 485(b) filing filed to the Registrant’s Registration Statement on Form N-1A on April 26, 2019 (the “485(b) Filing”). The 485(b) Filing was filed with the U.S. Securities and Exchange Commission via EDGAR (Accession No. 0001628280-19-004845), pursuant to paragraph (b) of Rule 485 under the 1933 Act. The Registrant is requesting the withdrawal of the 485(b) Filing because the filing inadvertently included the Prospectus only and, therefore, the Registrant Statement is incomplete. The Registrant intends to re-file its registration statement pursuant to Rule 485(b) in its complete form on or about April 29, 2019. No securities were sold in connection with the Prospectus and Statement of Additional Information, dated May 1, 2019, included in the referenced registration statement.

If you have any questions regarding this filing, please contact Laura Flores at (202) 373-6101.

Sincerely,

/s/ Amy J. Lee
Name: Amy J. Lee
Title: President